UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tower Tech Holdings Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

891861 10 6

(CUSIP Number)

Daniel Yarano, Esq.
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
(612) 492-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 974250 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Raymond L. Brickner III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Mr. Brickner is a citizen of the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,259,833(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,259,833

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,259,833

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

(1) Other than with respect to matters as described in Item 5 and Item 6 below.

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This Amendment No. 1 amends and supplements certain of the information contained in the Statement on Schedule 13D, filed on February 21, 2006 by the party named below (the “2006 Schedule 13D”). Capitalized terms not defined herein have the meanings set forth in the 2006 Schedule 13D.

Item 1.          Security and Issuer

This Schedule 13D/A relates to the common stock, $0.001 par value per share (“Common Stock”), of Tower Tech Holdings Inc., a corporation incorporated in Nevada (the “Company”). The address of the principal executive office of the Company is 101 South 16th Street, P.O. Box 1957, Manitowoc, Wisconsin 54221-1957.

Item 2.          Identity and Background

(a)            This Statement is filed by Raymond L. Brickner III (the “Reporting Person”).

(b)           The business address of  the Reporting Person is 101 South 16th Street, P.O. Box 1957, Manitowoc, Wisconsin 54221-1957.

(c)            The principal occupation of the Reporting Person is serving as the president of the Company and RBA, Inc. The Reporting Person is also a director of the Company.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)              The Reporting Person is a citizen of the United States of America.

Item 3.                              Source and Amount of Funds or Other Consideration

As reported on the 2006 Schedule 13D, the Reporting Person acquired 4,687,500 shares of Company Common Stock in connection with the Company’s acquisition of all of the outstanding stock of Tower Tech Systems, Inc. which was effective February 7, 2006. As a result of that acquisition, the Reporting Person exchanged his shares of Tower Tech Systems stock for shares of the Company’s Common Stock. As described in further detail in Item 5 below, the Reporting Person also acquired 172,333 shares of Common Stock from the Company on March 1, 2007, as satisfaction for a debt.

Item 4.                              Purpose of Transaction

As described in Item 3 above, which is incorporated herein by reference, the Reporting Person acquired the shares of Common Stock as consideration for his interest in Tower Tech Systems, Inc. The Reporting Person serves as president and a director of the Company and acquired the shares of Common Stock for investment purposes. Since the 2006 Schedule 13D, the Reporting Person has acquired 172,333 shares of Common Stock and sold 1,600,000 shares of Common Stock, pursuant to transactions that are described in further detail in Item 5 below. The Reporting Person may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. The Reporting Person reserves his right to change his plans or intentions and to take any and all actions that he may deem to be in his best interest.

As of the date of this statement, the Reporting Person, except as set forth in this statement and consistent with the Reporting Person’s position with the Company, has no plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those actions enumerated above.

Item 5.                              Interest in Securities of the Issuer

(a)            Aggregate number of shares beneficially owned: 3,259,833. Percentage: 4.3%. The percentage used herein and in the rest of Item 5 is calculated based upon 76,260,914 shares of Common Stock issued and outstanding as of the date of this statement (as reflected on the Company’s Quarterly Report on Form 10QSB for the quarter ended September 30, 2007).

(b)           1. Sole power to vote or direct vote: 3,259,833, other than as disclosed in  Item 6 below, which is incorporated herein by reference.

2. Shared power to vote or direct vote: With respect to certain matters, as disclosed in Item 6 below, which is incorporated herein by reference, the Reporting Person has appointed Tontine Capital Partners, L.P. (“TCP”) and Tontine Capital Overseas Master Fund, L.P. (“TMF”) as a proxy with respect to any and all shares of Common Stock beneficially owned by the Reporting Person, including shares over which the Reporting Person has voting control as trustee or in any other capacity.

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: As disclosed in Item 6 below, which is incorporated herein by reference, the Reporting Person shares the power to dispose or direct the disposition of all the shares of Common Stock that he beneficially owns, pursuant to a Right of First Offer and a Right of First Refusal that the Reporting Person has granted to TCP.

(c)            The following transactions have been effected by the Reporting Person since the 2006 Schedule 13D:

On March 1, 2007, the Reporting Person acquired 172,333 shares of Common Stock from the Company, representing an equity conversion of a portion of a debt owed by the Company to the Reporting Person. The shares of Common Stock were valued at $1.50 per share for purposes of the transaction.

On March 1, 2007, the Reporting Person sold 600,000 shares of Common Stock in a private transaction to two accredited investors and received an aggregate net consideration of $900,000. The shares of Common Stock were valued at $1.50 per share for purposes of the transaction.

3

On November 1, 2007, the Reporting Person sold 1,000,000 shares of Common Stock in a private transaction to accredited investors and received an aggregate net consideration of $6,000,000. The shares of Common Stock were valued at $6.00 per share for purposes of the transaction.

(d)           Except as disclosed in this Schedule 13D/A, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by the Reporting Person.

(e)            The Reporting Person ceased to beneficially own more than five percent of the Common Stock on November 1, 2007.

Item 6.                              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A.  Acknowledgement of Debt Satisfaction and Full Release

On February 28, 2007, the Reporting Person entered into an agreement with the Company (the “Satisfaction and Full Release”), whereby the Company acknowledged the amount of debt that it then owed to the Reporting Person and noted that the Company would issue 172,333 shares of Common Stock to the Reporting Person in satisfaction of that debt.

B.  March 2007 Founders SPA

On March 1, 2007, the Reporting Person, Christopher Allie, Daniel P. Wergin and Terence Fox (together, the “Founders”) entered into a Securities Purchase Agreement with TCP and TMF (the “March 2007 Founders SPA”). Pursuant to the March 2007 Founders SPA, the Reporting Person sold 600,000 shares of Common Stock at $1.50 per share and received $900,000. The March 2007 Founders SPA was also subject to the execution of the Right of First Offer/Refusal letter agreement and Irrevocable Proxies, as described in greater detail below. The March 2007 Founders SPA contains standard representations and warranties, as well as other customary terms and conditions.

C.  Right of First Offer/Refusal

On March 1, 2007, the Founders, including the Reporting Person, together with certain other parties (collectively, the “Sellers”), entered into a letter agreement with TCP (the “Right of First Offer/Refusal”), whereby the Sellers granted TCP and its affiliates a right of first offer and a right of first refusal for the shares of Common Stock owned or acquired by the Sellers or certain of their affiliates. Under the Right of First Offer/Refusal, any Seller who desires to transfer Common Stock to an unaffiliated third party must provide TCP a right of first offer. If TCP makes an offer, the Seller may either accept TCP’s offer, attempt to sell the Common Stock to another party (at no less than 105% of TCP’s offer price within 30 days of TCP’s offer), or determine not to transfer the Common Stock. If TCP does not make an offer, such Seller may solicit offers to sell all or a portion of its offered shares to any party for a two month period. In addition, and subject to certain conditions, if a Seller who desires to transfer Common Stock receives an unsolicited offer from a third party who is not an affiliate of such Seller, TCP shall have a right of first refusal to purchase such Common Stock upon the same terms presented by the third party. The Right of First Offer/Refusal does not apply to a pledge of shares by a Seller as a security interest or a transfer by a Seller to a relative, descendent or custodian; however, the shares remain subject to the Right of First Offer/Refusal in the hands of any such pledgee, relative, descendant or custodian who receives them. Under the Right of First Offer/Refusal, the Company agreed to instruct its transfer agent to impose restrictions on the shares subject to the Right of First Offer/Refusal.

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D.  Irrevocable Proxy Agreement

In connection with the March 2007 Founders SPA, the Reporting Person entered into an agreement with TCP and TMF (the “Irrevocable Proxy Agreement”), whereby the Reporting Person appointed each of TCP or TMF and any other person appointed by those entities as a proxy with respect to any and all shares of Common Stock beneficially owned by the Reporting Person, including shares over which the Reporting Person has voting control as trustee or in any other capacity, with respect to the following matters: (i) ensuring that any future acquisitions by the Reporting Persons of up to 35% of the fully-diluted outstanding Common Stock will not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws and regulations of any governmental authority; and (ii) electing directors for the purpose of enforcing the rights of TCP and TMF to appoint designees to the Company’s Board of Directors, which right was granted to TCP and TMF in a securities purchase agreement dated March 1, 2007 among those entities and the Company (the “March 2007 Company SPA”). Pursuant to the Irrevocable Proxy Agreement, the Reporting Person also agreed in his capacity as a director of the Company to vote for the Board designees of TCP and TMF and to enforce the rights of those entities in connection with any future acquisitions by them of Common Stock. The terms of the March 2007 Company SPA are set forth in the Securities Purchase Agreement filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed March 5, 2007, and are incorporated herein by reference.

E. October 2007 Founders SPA

On October 29, 2007, the Reporting Person, Terence P. Fox and Daniel P. Wergin entered into a Securities Purchase Agreement with TMF, Tontine Partners, L.P. (“TP”) and Tontine Overseas Fund, Ltd. (“TOF”), pursuant to which the Reporting Person sold 1,000,000 shares of Common Stock of the Company to TP at a price of $6.00 per share, and received $6,000,000. The sale of shares to TP was completed on November 1, 2007.

The foregoing summaries of the Satisfaction and Release, the March 2007 Founders SPA, the Right of First Offer/Refusal, the Irrevocable Proxy Agreement and the October 2007 Founders SPA do not purport to be complete and are qualified in their entirety by reference to Exhibits 1 through 5, which are incorporated by reference herein.

Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies

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Item 7.                              Material to Be Filed as Exhibits

1.                 Acknowledgement of Debt Satisfaction and Full Release, dated February 28, 2007, by and between Tower Tech Holdings Inc. and Raymond L. Brickner III.

2.                 Securities Purchase Agreement, dated March 1, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Christopher Allie, Raymond L. Brickner, III, Terence P. Fox and Daniel P. Wergin.

3.                 Right of First Offer/Refusal Letter Agreement, dated March 1, 2007, from Tontine Capital Partners, L.P., and agreed and accepted to by each of Integritas, Inc., Christopher Allie, Raymond L. Brickner, III, Terence P. Fox, Daniel P. Wergin, Samuel W. Fairchild and certain of their trusts.

4.                 Irrevocable Proxy of Raymond L. Brickner III dated March 1, 2007.

5.                 Securities Purchase Agreement, dated October 29, 2007, by and among Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Raymond L. Brickner III, Terence P. Fox and Daniel P. Wergin.

6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2007
Date
/s/ Raymond L. Brickner III
Signature
Raymond L. Brickner III
Name/Title

7

Exhibit Index

Exhibit No.	Description

1	Acknowledgement of Debt Satisfaction and Full Release, dated February 28, 2007, by and between Tower Tech Holdings Inc. and Raymond L. Brickner III.

2

Securities Purchase Agreement, dated March 1, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Christopher Allie, Raymond L. Brickner, III, Terence P. Fox and Daniel P. Wergin.

3

Right of First Offer/Refusal Letter Agreement, dated March 1, 2007, from Tontine Capital Partners, L.P., and agreed and accepted to by each of Integritas, Inc., Christopher Allie, Raymond L. Brickner, III, Terence P. Fox, Daniel P. Wergin, Samuel W. Fairchild and certain of their trusts.

4	Irrevocable Proxy of Raymond L. Brickner III dated March 1, 2007.

5

Securities Purchase Agreement, dated October 29, 2007, by and among Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Raymond L. Brickner III, Terence P. Fox and Daniel P. Wergin.

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Exhibit 1

ACKNOWLEDGEMENT OF DEBT

SATISFACTION AND FULL RELEASE

THIS ACKNOWLEDGEMENT OF DEBT SATISFACTION AND FULL RELEASE (this “Release”) is made by and between Raymond L. Brickner III (the “Debt Holder”), and Tower Tech Holdings Inc., a Nevada corporation (the “Company”) on this 28th day of February, 2007.

WHEREAS, the amount of Two Hundred Fifty-Eight Thousand Five Hundred and 00/100 Dollars ($258,500.00) (the “Debt”) is owed to Debt Holder by the Company;

WHEREAS, at the election of the Debt Holder, on or about March 1, 2007, the Company will issue 172,333 shares of the Company’s $0.001 par value common stock (the “Common Stock”) to Debt Holder in full satisfaction of the Debt (the “Conversion”);

WHEREAS, the Company has entered into a Securities Purchase Agreement with Tontine Capital Partners, L.P., a Delaware limited partnership, and Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership (the “Securities Purchase Agreement”), pursuant to which the Company will sell 10,266,667 shares of its Common Stock; and

WHEREAS, as a condition to the consummation of the transactions contemplated by the Securities Purchase Agreement, the Debt Holder shall have executed this Release.

NOW, THEREFORE, for good and valuable consideration the receipt of which is hereby acknowledged, the parties mutually agree as follows:

1.                                       Representations of Debt Holder. Prior to the Conversion, the Debt Holder has not transferred or assigned any rights in the Debt to any other person.

2.                                       Acknowledgement of Satisfaction; Release. The Debt Holder acknowledges and agrees that the Common Stock is issued to the Debt Holder in full and complete satisfaction of the Debt. The Debt Holder hereby fully releases, remises and forever discharges the Company from any and all claims on account of, arising out of or relating in any way to the Debt.

This Acknowledgement of Debt Satisfaction and Full Release is dated and effective as of the date first written above.

“Company”		“Debt Holder”
TOWER TECH HOLDINGS INC.

/s/ Terence P. Fox		/s/ Raymond L. Brickner III
By:	Terence P. Fox	Raymond L. Brickner III
Its:	Secretary

Exhibit 2

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made this 1st day of March, 2007, by and between TONTINE CAPITAL PARTNERS, L.P., a Delaware limited partnership (“TCP” and a “Buyer”), TONTINE CAPITAL OVERSEAS MASTER FUND, L.P. (“TCOMF,” a “Buyer” and collectively with TCP, the “Buyers”), CHRISTOPHER C. ALLIE, RAYMOND L. BRICKNER III, TERENCE P. FOX and DANIEL P. WERGIN (each a “Seller” and collectively, the “Sellers”).

RECITAL

The Sellers wish to sell to the Buyers and the Buyers wish to purchase from the Sellers the number of shares of the common stock, $0.001 par value per share, of Tower Tech Holdings Inc., a Nevada corporation with its main office located in Manitowoc, Wisconsin (the “Company”) set forth beneath each Seller’s name on the signature pages attached hereto, represented by the certificate number(s) as set forth on Exhibit A attached hereto (all of such shares, in the aggregate, the “Stock”), all on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and agreements hereinafter set forth, the parties hereby agree as follows:

AGREEMENTS

SECTION 1. Sale and Purchase of Stock. On the terms and subject to the conditions hereinafter set forth, the Sellers agree to sell, transfer and assign the Stock, free and clear of all security interests, liens, claims, encumbrances, pledges, options, charges and restrictions (on transferability or otherwise), except for any restrictions on transfer arising pursuant to the Securities Act of 1933, as amended (the “Securities Act”) to the Buyers and the Buyers agree to purchase the Stock from the Sellers as set forth on Exhibit A attached hereto. The purchase price for the Stock shall be $1.50 per share and shall equal the aggregate of the dollar amounts identified as the purchase price on the signature pages attached hereto (the “Purchase Price”).

SECTION 2. Closing.

(a)           Subject to the terms of this Agreement, the closing of the purchase and sale of the Stock (the “Closing”) shall be held on March 1, 2007, or such other time as may be mutually agreed to by the Buyers and the Sellers (the “Closing Date”), at the offices of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP, 333 West Wacker Drive, Suite 2700, Chicago, Illinois 60606 or at such other location or by such other method (including exchange of signed documents) as may be mutually agreed to by the Buyers and the Sellers.

(b)           At the Closing: (i) each Seller shall deliver the certificates representing the Stock, together with duly executed Assignments Separate from Certificate to the Company’s transfer agent (the “Transfer Agent”), together with such other documents requested by the Transfer Agent, including irrevocable transfer instructions acceptable to the Buyers in their reasonable discretion (the “Transfer Instructions”) as may be necessary for the transfer of record ownership of the Stock to the Buyers on the stock records of the Company; (ii) upon the Buyers’ receipt of confirmation reasonably satisfactory to the Buyers from the Transfer Agent that the Transfer Agent is prepared to transfer record ownership of the Stock to the Buyers in accordance with Clause (i) of this paragraph, the Buyers shall deliver the Purchase Price in immediately available funds to the Sellers in the respective amounts shown on the signature pages attached hereto by certified cashier’s check payable to each Seller or by wire transfer to an account designated by each Seller to the Buyers in writing at least two (2) business days prior to the Closing Date; and (iii) upon the Buyer’s delivery of the Purchase Price and in accordance with the Transfer Instructions, the Transfer Agent shall take such action, as may be reasonably necessary to transfer record ownership of the Stock to the Buyers on the stock transfer records of the Company.

SECTION 3. Representations and Warranties of the Sellers. Each Seller hereby represents and warrants to the Buyers as follows:

(a)           Ownership of Stock. Each Seller is the sole lawful and beneficial owner of the Stock as set forth on Exhibit A and the Stock is free and clear of any security interest, claim, lien, pledge, option, encumbrance, or restriction (on transferability or otherwise) whatsoever, except for any restrictions on transfer arising pursuant to the Securities Act in law or in equity, and the delivery to the Buyers of the Stock in the manner set forth in this Agreement will convey to the Buyers lawful, valid, and indefeasible title thereto, free and clear of any security interest, claim, lien, pledge option, encumbrance, or restriction (on transferability or otherwise) whatsoever, except for any restrictions on transfer arising pursuant to the Securities Act.

(b)           Enforceability. This Agreement constitutes the legal, valid and binding obligation of each Seller enforceable against each Seller in accordance with its terms, except as such enforceability may be limited by: (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws in effect that limit creditors’ rights generally; (ii) equitable limitations on the availability of specific remedies; and (iii) principles of equity (regardless of whether such enforcement is considered in a proceeding in law or in equity).

(c)           Brokers and Finders. No Seller or any person acting on behalf of any Seller has employed any broker, agent or finder or incurred any liability for any brokerage fees, agents’ commissions or finders’ fees in connection with the transactions contemplated herein.

(d)           No Conflicts. The execution, delivery and performance of this Agreement, as well as the consummation of the transactions contemplated hereby, will not (i) require any Seller to obtain the consent or approval of, or make any filing with, any person or public authority; (ii) constitute or result in a breach or violation of, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on the Stock pursuant to any terms and provisions of any agreement or instrument to which any Seller or, to the Sellers’ knowledge, the Company, is a party to or by which the Stock is bound; or (iii) violate any law, regulation, judgment, ruling, injunction or order applicable to any Seller or by which the Stock is bound.

(e)           Authority. Each Seller has the legal competence, full power, and authority to enter into, deliver, and perform this Agreement and to consummate the transactions contemplated herein.

(f)            No Litigation. There is no litigation or proceeding, in law or in equity, and there are no proceedings or governmental investigations before any commission or other administrative authority pending or, to the knowledge of the Sellers, threatened against any Seller or the Company that challenges or may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated by this Agreement.

(g)           SEC Documents; Financial Statements of the Company.

(i)            Except for the Company’s annual report on Form 10-KSB for the fiscal year ended December 31, 2005, and the Company’s report on Form 8-K filed on February 22, 2007, since December 31, 2004, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”)  (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents (other than exhibits to such documents) incorporated by reference therein, being hereinafter referred to herein as the “SEC Documents”), or has timely filed for a valid extension of such time of filing and has filed any such SEC Documents prior to the expiration of any such extension. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii)           As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with United States generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes, year end adjustments or may be condensed or summary statements) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(h)           Anti-Takeover Protections. As of the date hereof, the Company had less than 200 “stockholders of record” and is not considered a “resident domestic corporation” for purposes of §78.411 through §78.444 of the Nevada Revised Statutes. In addition, the Company has opted out of the provisions of the Nevada Revised Statutes pertaining to the acquisition of a controlling interest (§78.378 to §78.3793).

SECTION 4. Representations and Warranties of the Buyers. Each Buyer hereby represents and warrants to the Sellers as follows:

(a)           Enforceability. This Agreement constitutes the legal, valid and binding obligation of such Buyer enforceable against such Buyer in accordance with its terms, except as such enforceability may be limited by: (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws in effect that limit creditors’ rights generally; (ii) equitable limitations on the availability of specific remedies; and (iii) principles of equity (regardless of whether such enforcement is considered in a proceeding in law or in equity).

(b)           Disclosure. Such Buyer has received all requested information from the Sellers necessary to make a decision to buy the Stock.

(c)           Authority. Such Buyer has the full limited partnership power and authority to enter into, deliver, and perform this Agreement and to consummate the transactions contemplated herein.

(d)           No Conflicts. The execution, delivery and performance of this Agreement, as well as the consummation of the transactions contemplated hereby, will not (i) require such Buyer to obtain consent or approval of any person or public authority, except as provided in this Agreement, (ii) constitute or result in a breach or violation of, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement or instrument to which such Buyer is a party; or (iii) violate any law, regulation, judgment, ruling, injunction or order applicable to such Buyer.

(e)           Investment Representations.

(i)            Such Buyer confirms that: (A) the Stock will be acquired by such Buyer for investment only, for its own account and not as a nominee or agent and not with a view to the sale or distribution of any part thereof in violation of applicable Federal and state securities laws; and (B) such Buyer has no current intention of selling, granting participation in or otherwise distributing the Stock in violation of applicable Federal and state securities. By executing this Agreement, such Buyer further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person, or to any third person, with respect to any of the Stock in violation of applicable Federal and state securities laws.

(ii)           Such Buyer understands that the Stock has not been registered under the Securities Act on the basis that the sale provided for in this Agreement is exempt from registration under the Securities Act and that the Sellers’ reliance on such exemption is predicated on the representations and warranties of such Buyer set forth herein.

(iii)          Such Buyer represents that it is an “Accredited Investor” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act, and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its purchase of the Stock. Such Buyer further represents that it is familiar with the business and financial condition, properties and operations of the Company, as described in the Company’s filings with the Securities and Exchange Commission, and that it has had, during the course of the transactions contemplated hereby and prior to its purchase of Stock, the opportunity to ask questions of, and receive answers from, the Company concerning its purchase of the Stock. Such Buyer has made such independent investigation of the Company as such Buyer deems to be necessary or advisable in connection with this investment.

(iv)          Such Buyer represents that it will not sell, transfer or otherwise dispose of the Stock without registration under the Securities Act and applicable state securities laws, or an exemption therefrom. Such Buyer understands that, in the absence of an effective registration statement covering the Stock or an available exemption from registration under the Securities Act and applicable state securities laws, the Stock must be held indefinitely. In particular, such Buyer acknowledges that it is aware that the Stock may not be sold pursuant to Rule 144 promulgated under the Securities Act unless all of the conditions of such rule are met. Among the current conditions for use of Rule 144 by certain holders is the availability to the public of current information about the Company, and such information may not be available.

(v)           Such Buyer represents that it (A) is capable of bearing the economic risk of holding the unregistered Stock for an indefinite period of time and has adequate means for providing for its current needs and contingencies, (B) can afford to suffer a complete loss of this investment and (C) understands all risk factors related to the purchase of the Stock.

(vi)          Such Buyer understands that the purchase of the Stock involves a high degree of risk, that while there is an established market for the Stock, the average trading volume is too low to effectively support sale of all or a significant portion of the Stock at one time in the open market.

(f)            Brokers and Finders. Such Buyer or any person acting on behalf of such Buyer has not employed any broker, agent or finder or incurred any liability for any brokerage fees, agents’ commissions or finders’ fees in connection with the transactions contemplated herein.

(g)           No Litigation. There is no litigation or proceeding, in law or in equity, and there are no proceedings or governmental investigations before any commission or other administrative authority pending or, to the knowledge of such Buyer, threatened against such Buyer that challenges or may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated by this Agreement.

SECTION 5. Legends; Stop Transfer.

(a)           Legend. The Buyers acknowledge that all certificates evidencing the Stock shall bear the following legend:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”). THE SHARES MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE

TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE CORPORATION.”

(b)           State Legends. The certificates evidencing the Stock shall also bear any legend required by any applicable state securities law.

(c)           Stop Transfer. The Buyers acknowledges that the Company shall be entitled to make a notation regarding the restrictions on transfer of the Stock in its stock books, and the Stock shall be transferred on the books of the Company only if transferred or sold pursuant to an effective registration statement under the Securities Act and applicable state securities laws or pursuant to an available exemption from registration under the Securities Act and applicable state securities laws and an opinion of counsel reasonably satisfactory to the Company and its counsel that registration is not required.

SECTION 6. Conditions Precedent to Obligations of the Buyers. The obligation of the Buyers to purchase the Stock is conditioned upon:

(a)           Representations and Warranties. The truth and accuracy in all material respects of the representations and warranties of the Sellers set forth in Section 3 as of the date when made, and at the Closing as though made on the Closing Date (except for representations and warranties that relate to a particular date, which shall be true and accurate as of such date).

(b)           Intentionally Omitted.

(c)           Additional Agreements. The Buyers having entered into a Securities Purchase Agreement with the Company, in a form acceptable to the Buyers (the “Company SPA”), for the aggregate purchase by the Buyers of 10,266,667 shares of Common Stock from the Company at $1.50 per share and the conditions precedent to Buyers’ obligation to close thereunder shall have been satisfied, including the receipt by the Buyers of (i) a Right of First Offer/Refusal Letter Agreement from each of the Sellers, Samuel W. Fairchild, Integritas, Inc. and certain of the Sellers’ related trusts; (ii) a Registration Rights Agreement with the Company; (iii) an irrevocable proxy of the Sellers; and (iv) an employment agreement between the Company and Raymond L. Brickner, III, each such document in the form attached to the Company SPA.

(d)           Legal Opinion. The Buyers receiving, on or prior to the Closing Date, an opinion of counsel to the Sellers in form, scope and substance reasonably satisfactory to the Buyers stating that the sale of the Stock to the Buyers is exempt from registration and prospectus delivery requirements of the Securities Act.

(e)           Covenants. The performance, on or prior to the Closing Date, by each Seller of all other obligations and covenants required to be performed or to be complied with by each Seller under this Agreement.

SECTION 7. Conditions Precedent to Obligations of the Sellers. The obligations of the Sellers hereunder are conditioned upon:

(a)           Representations and Warranties. The truth and accuracy in all material respects of the representations and warranties of the Buyers set forth in Section 4 as of the date when made, and at the Closing as though made on the Closing Date (except for representations and warranties that relate to a particular date, which shall be true and accurate as of such date).

(b)           Covenants. The performance, on or prior to the Closing Date, by the Buyers of all obligations and covenants required to be performed or to be complied with by the Buyers under this Agreement.

SECTION 8. Survival of Representations. All representations, warranties, and agreements made in this Agreement, or pursuant hereto, shall survive the Closing and any investigation at any time made by or on behalf of the parties.

SECTION 9. The Sellers’ Efforts. At any time, and from time to time, the Sellers shall, without further consideration, execute and deliver such other instruments of transfer or other documents, and shall otherwise cooperate and use reasonable efforts to cause to be timely fulfilled the conditions and covenants set forth in this Agreement.

SECTION 10. Notices. Any notices required or permitted to be given hereunder shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier (including a recognized overnight delivery service) or by facsimile and shall be effective five days after being placed in the mail, if mailed by regular United States mail, or upon receipt, if delivered personally or by courier (including a recognized overnight delivery service) or by facsimile, in each case addressed to a party. The addresses for such communications are set forth on the signature page to the Agreement. Each party shall provide notice to the other party of any change in address.

SECTION 11. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Wisconsin.

SECTION 12. Entire Agreement. This Agreement supersedes any and all oral or written agreements heretofore made relating to the subject matter hereof and constitutes the entire agreement of the parties relating to the subject matter hereof. This Agreement may be amended only by a writing executed by the Buyers and by the Sellers.

SECTION 13. No Implied Rights or Remedies. Except as otherwise expressly provided herein, nothing herein expressed or implied is intended or shall be construed to confer upon or to give any person, other than the Buyers and the Sellers, any rights or remedies under or by reason of this Agreement.

SECTION 14. No Waiver, Etc. No failure on the part of any of the parties hereto to exercise, no delay in exercising and no course of dealing with respect to, any right or remedy hereunder will operate as a waiver thereof. No single or partial exercise of any right or remedy hereunder will preclude any other further exercise thereof or the exercise of any other right or remedy.

SECTION 15. Headings. The headings in this Agreement are inserted for convenience of reference only and shall not be a part of or control or affect the meaning of this Agreement.

SECTION 16. Successors and Assigns. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs and legal representatives.

SECTION 17. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and shall become effective when counterparts have been signed by each party and delivered to the parties hereto. This Agreement, once executed by a party, may be delivered to the other parties hereto by electronic transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

SECTION 18. Expenses. Irrespective of whether the Closing is effected, each Buyer and each Seller shall pay the respective costs and expenses that they incur with respect to the negotiation, execution, delivery and performance of the Agreement, including all fees and expenses of agents, representatives, counsel and accountants.

SECTION 19. Knowledge. The term “knowledge” as used herein shall mean the actual knowledge after due inquiry of each of the Sellers.

[The Remainder of this Page is Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

BUYERS:
TONTINE CAPITAL PARTNERS, L.P.			TONTINE CAPITAL OVERSEAS MASTER
FUND, L.P.
By:	Tontine Capital Management, LLC, its general
partner
			By:	Tontine Capital Overseas GP, LLC, its general
partner
By:	/s/ Jeffrey L. Gendell
	Jeffrey L. Gendell, as managing member		By	/s/ Jeffrey L. Gendell
55 Railroad Avenue, 1st Floor			Jeffrey L. Gendell, as managing member
Greenwich, Connecticut 06830			55 Railroad Avenue, 1st Floor Greenwich, Connecticut 06830

SELLERS:

CHRISTOPHER C. ALLIE			RAYMOND L. BRICKNER III
/s/ Christopher C. Allie			/s/ Raymond L. Brickner III

	600,000	$1.50	600,000	$1.50
	(No. of Shares)	(Purchase Price per Share)	(No. of Shares)	(Purchase Price per Share)
	$900,000			$900,000
	Aggregate Purchase Price)		Aggregate Purchase Price)

980 Maritime Drive, Suite 6 Manitowoc, Wisconsin 54220			1936 Lakeshore Drive Cleveland, Wisconsin 53015

TERENCE P. FOX			DANIEL P. WERGIN
/s/ Terence P. Fox			/s/ Daniel P. Wergin

	600,000	$1.50	600,000	$1.50
	(No. of Shares)	(Purchase Price per Share)	(No. of Shares)	(Purchase Price per Share)
	$900,000			$900,000
	Aggregate Purchase Price)		Aggregate Purchase Price)

528 N. 7th Street Manitowoc, Wisconsin 54220			1016 N. 40th Street Manitowoc, Wisconsin 54270

S1

Exhibit 3

TONTINE CAPITAL PARTNERS, L.P.
55 Railroad Avenue, 1st Floor
Greenwich, Connecticut  06830

March 1, 2007

Christopher C. Allie	Raymond L. Brickner, III
980 Maritime Drive, Suite 6	1936 Lakeshore Drive
Manitowoc, Wisconsin 54220	Cleveland, Wisconsin 53015

Terence P. Fox	Daniel P. Wergin
528 N. 7th Street	1016 N. 40th Street
Manitowoc, Wisconsin 54220	Manitowoc, Wisconsin 54270

Samuel W. Fairchild	Integritas Inc.
P.O. Box 341	1135 Terminal Way
Brookside, NJ 07926	Reno, Nevada 89502

Re:          Right of First Offer/Refusal for Shares of Tower Tech Holdings Inc. (the “Company”)

Ladies and Gentlemen:

Reference is made to (i) that certain Securities Purchase Agreement dated March 1, 2007 by and among Tontine Capital Partners, L.P., a Delaware limited partnership (“Tontine”), Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership (“TCOMF”), and the Sellers party thereto (the “Founders SPA”), by which Tontine and TCOMF will purchase, in the aggregate, two million four hundred thousand (2,400,000) shares of the common stock of the Company (the “Founders Stock Transaction”) and (ii) that certain Securities Purchase Agreement dated March 1, 2007 by and among Tontine, TCOMF and the Company (the “Company SPA”), by which Tontine and TCOMF will purchase, in the aggregate, ten million two hundred and sixty-six thousand six hundred and sixty-seven (10,266,667) shares of common stock of the Company (the “Company Stock Transaction” and collectively with the Founders Stock Transaction, the “Stock Transactions”). Capitalized terms used but not defined in this letter agreement have the meanings given them in the Company SPA.

Pursuant to Section 7.9 of the Company SPA and Section 6(c) of the Founders SPA, one of the conditions to the Stock Transactions is the execution and delivery of an agreement by which Intergritas, Inc., Christopher C. Allie, Raymond L. Brickner, III, Terence P. Fox, Daniel P. Wergin, Samuel W. Fairchild and certain of their trusts, which are signatories to this letter agreement, (each individually, a “Stockholder” and collectively, the “Stockholders”) grant Tontine and its affiliates a right of first offer/refusal for the shares of Company common stock owned or acquired by them or certain of their affiliates following the Stock Transactions (the “Shares”). The purpose of this letter agreement is to set out the terms and conditions of the right of first offer/refusal granted by the Stockholders to Tontine and its affiliates.

A Stockholder (a “Selling Stockholder”) who desires to sell, assign, or otherwise transfer any Shares owned by it to any third party who is not an affiliate of the Selling Stockholder must, before soliciting any outside offers or otherwise making any offers to sell its Shares, first offer to sell the Shares to Tontine in accordance with this letter agreement. The Selling Stockholder must give written notice to Tontine (the “Sale Notice”) stating the number of Shares to be sold by the Selling Stockholder (the “Offered Shares”). Tontine will then have ten (10) days (the “Offer Period”) after receiving the Offer Notice to make a bona fide written offer to the Selling Stockholder to purchase the Offered Shares (the “Offer”), which Offer shall state in reasonable detail the terms of such Offer, including the price for the Shares (the “Offer Price”). For purposes of this letter agreement, the term “affiliate” of a person shall mean any other person or entity (a) which controls such first person, (b) which is controlled by such first person, (c) which is under common control with such first person, or (d) who is a present or former spouse, ancestor or descendent or sibling of such first person or any trust or similar entity for the benefit of the first person or any such spouse, ancestor, descendent or sibling.

If an Offer is made by Tontine within the Offer Period, the Selling Stockholder may then either (i) accept the Offer made by Tontine in writing by notice to Tontine within ten (10) days after the receipt by the Selling Stockholder of the Offer (in which event the Selling Stockholder will sell, and Tontine (and/or one or more of its affiliates) will purchase, the Offered Shares for the Offer Price and on the other terms set forth in the Offer), or (ii) transfer the Offered Shares to any third party or parties for a price equal to no less than one hundred five percent (105%) of the Offer Price within thirty (30) days after receiving the Offer, or (iii) determine not to transfer any of the Offered Shares, in which event the Selling Stockholder and the Offered Shares will again become subject to all of the restrictions of this letter agreement.

If Tontine does not make an Offer within the Offer Period, the Selling Stockholder will be free to solicit offers and sell all or any portion of its Offered Shares to any third party or parties at any price, but only during the period ending two (2) months following the last day of the Offer Period (the “Selling Period”). If the Selling Stockholder does not sell the Offered Shares to any third party during the Selling Period, the Selling Stockholder and the Offered Shares will again become subject to all of the restrictions of this letter agreement.

Notwithstanding anything to the contrary herein, if a Selling Stockholder at any time receives an unsolicited offer (an “Unsolicited Offer”) from a third party who is not an affiliate of the Selling Stockholder (an “Unsolicited Purchaser”) to purchase any Shares (such shares, the “ROFR Shares”), the Selling Stockholder must give written notice to Tontine (the “ROFR Notice”) containing the material terms of such Unsolicited Offer as soon as practicable but in no event later than five (5) days following the Selling Stockholder’s receipt of such Unsolicited Offer. Tontine shall have a right of first refusal to purchase the ROFR Shares on the terms set forth in the ROFR Notice, which right of first refusal must be exercised by Tontine by notice to the Selling Stockholder given within ten (10) business days after Tontine’s receipt of the ROFR Notice. Notwithstanding the foregoing, Tontine shall not have a right of first refusal with respect to Offered Shares if the Unsolicited Offer (i) is made either (x) within thirty (30) days after the Selling Stockholder receives an Offer from Tontine for the Offered Shares (which has not been accepted by the Selling Stockholder) or (y) during a Selling Period, and (ii) the number of Shares that the Unsolicited Purchaser is proposing to purchase from the Selling Stockholder is less than or equal to the number of applicable Offered Shares. If Tontine exercises its right of first refusal in a timely manner, the Selling Stockholder will sell, and Tontine (and/or one or more of its affiliates) will purchase, the ROFR Shares on the terms and conditions set forth in the ROFR Notice. If Tontine does not elect to purchase the ROFR Shares pursuant to its right of first refusal, the Selling Stockholder may sell the ROFR Shares to the Unsolicited Purchaser. If the sale of the ROFR Shares to the Unsolicited Purchaser is not consummated within thirty (30) days from the date that the Selling Stockholder delivered the

2

ROFR Notice to Tontine, the Selling Stockholder and the ROFR Shares will again become subject to all of the restrictions of this letter agreement.

The Selling Stockholders shall deliver to Tontine, promptly following the consummation of any sale of Shares to any purchaser other than Tontine, written notice setting out the purchase price and the identity of the party who purchased the Shares.

The right of first offer/refusal granted by the Stockholders to Tontine shall not apply: (i) to a pledge of any Shares that creates a mere security interest in the pledged Shares, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this letter agreement to the same extent as if it were the Stockholder making such pledge, or (ii) in the case of a Stockholder that is a natural person, upon a transfer of any Shares by such Stockholder, either during his or her lifetime or on death by will or intestacy to his or her siblings, lineal antecedents or descendents, children, grandchildren, spouse or any other relatives, or any custodian or trustee for the account of a Stockholder or a Stockholder’s siblings, lineal antecedents or descendents, children, grandchildren or spouse; provided, however, notwithstanding any such permitted transfer, such transferred Shares shall remain Shares for all purposes hereunder, and such transferee shall be treated as a Stockholder (but only with respect to the securities so transferred to the transferee) for all purposes of this letter agreement.

Each certificate representing Shares held by the Stockholders or issued to any permitted transferee in connection with a transfer permitted by the immediately preceding paragraph hereof shall be endorsed with the following legend:

THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL/ RIGHT OF FIRST OFFER LETTER AGREEMENT BY AND AMONG THE STOCKHOLDER, AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Stockholder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to above to enforce the provisions of this letter agreement, and the Company agrees to promptly do so. Upon a proper transfer of any of the Offered Shares or ROFR Shares by a Selling Stockholder pursuant to the terms of this letter agreement, the Company may remove the legend as instructed by the applicable Selling Stockholder.

Any notices required or permitted to be given under the terms of this Letter Agreement shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier (including a recognized overnight delivery service) or by facsimile and shall be effective five days after being placed in the mail, if mailed by regular United States mail, or upon receipt, if delivered personally or by courier (including a recognized overnight delivery service) or by facsimile, in each case addressed to a party. The addresses for such communications are set forth on the signature page to this letter agreement. Each party shall provide notice to the other party of any change in address.

3

Except for the Founders SPA, this letter agreement contains the entire agreement among the parties hereto and supersedes all negotiations, discussions and understandings with respect to the subject matter hereof. This letter agreement may be executed in counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument. This letter agreement will be governed in all respects by the laws of the State of Wisconsin.

[Remainder of this page intentionally left blank]

4

Please confirm your agreement and acceptance with the foregoing by countersigning a copy of this letter in the space provided below.

Sincerely,

TONTINE CAPITAL PARTNERS, L.P.

By:	Tontine Capital Management, L.L.C.,
its general partner

By:	/s/ Jeffrey L. Gendell
Name:	Jeffrey L. Gendell
Title:	Managing Member

55 Railroad Avenue, 1ST Floor
Greenwich, Connecticut 06830
Attention: Mr. Jeffrey L. Gendell

Agreed and Accepted as of the date first written above:

INTEGRITAS INC.

/s/ Christopher C. Allie		By:	Integritas Inc.
CHRISTOPHER C. ALLIE		Name:	/s/ Phillip Flynn
980 Maritime Drive, Suite 6		Title:	President
Manitowoc, Wisconsin 54220
1135 Terminal Way
Reno, Nevada 89502

/s/ Raymond L. Brickner, III			/s/ Terence P. Fox
RAYMOND L. BRICKNER, III			TERENCE P. FOX
1936 Lakeshore Drive			528 N. 7th Street
Cleveland, Wisconsin 53015			Manitowoc, Wisconsin 54220

/s/ Daniel P. Wergin			/s/ Samuel W. Fairchild
DANIEL P. WERGIN			SAMUEL W. FAIRCHILD
1016 N. 40th Street			P.O. Box 341
Manitowoc, Wisconsin 54270			Brookside, NJ 07926

WERGIN FAMILY DYNASTY TRUST 2005			RAYMOND L. BRICKNER & DEBRA L. BRICKNER IRREVOCABLE TRUST

By:	/s/ Terence P. Fox	By:	/s/ Terence P. Fox
Name:	Terence P. Fox	Name:	Terence P. Fox
Title:	Trustee	Title:	Trustee
	528 N. 7th Street		528 N. 7th Street
	Manitowoc, Wisconsin 54220		Manitowoc, Wisconsin 54220

	TERENCE P. FOX & PAULA L. FOX IRREVOCABLE TRUST 2005		TOWER TECH HOLDINGS INC.
By:	/s/ Daniel P. Wergin	By:	/s/ Raymond L. Brickner III
Name:	Daniel P. Wergin	Name:	Raymond L. Brickner III
Title:	Trustee	Title:	President
	1016 N. 40th Street		980 Maritime Drive, Suite 6
	Manitowoc, Wisconsin 54270		Manitowoc, Wisconsin 54220

Exhibit 4

IRREVOCABLE PROXY

All capitalized terms used but not defined in this Irrevocable Proxy shall have the meanings set forth in that certain Securities Purchase Agreement, of even date herewith (the “Purchase Agreement”), by and among Tontine Capital Partners, L.P., a Delaware Limited Partnership (“Tontine”), Tontine Capital Overseas Master Fund, L.P., a Cayman Islands Limited Partnership (“TCOMF,” and together with Tontine, the “Purchasers”) and Tower Tech Holdings Inc., a Nevada corporation (the “Company”).

FOR VALUE RECEIVED, Raymond L. Brickner III, a director of the Company (the “Stockholder”), does hereby irrevocably appoint Tontine and TCOMF and each of them (and any manager or officer of Tontine or TCOMF and any other Person appointed by Tontine or TCOMF), as the attorney-in-fact, agent, and proxy of the Stockholder (collectively, the “Proxy Holders”), with full power of substitution, with full authority to act and vote in person or by revocable proxy, written consent, or otherwise, as fully and effectively as the Stockholder could do so in person (or by proxy, written consent, or otherwise), with respect to any and all shares of Common Stock in the Company that the Stockholder now or hereafter owns legally, beneficially, or of record, or over which the Stockholder has voting control, including without limitation as trustee, (the “Subject Common Stock”), in such manner as the Proxy Holders shall, in their sole discretion, deem proper, and as may be allowable under applicable law, with respect to the following matters:  (i) the election to the Company’s Board of Directors of individuals nominated by the Purchasers for such appointment pursuant to and in accordance with the Purchaser’s rights under Section 5.5 of the Purchase Agreement to appoint members to the Company’s Board of Directors, and (ii) solely for the purpose of enforcing the Purchaser’s rights under Section 5.8 of the Purchase Agreement, any matter coming before the stockholders of the Company that would have the effect of ensuring that future acquisitions by the Purchasers from third parties of up to 35% of the outstanding Common Stock on a fully diluted basis will not be subject to the provisions of any anti-takeover laws and regulations of any governmental authority, including without limitation, the applicable provisions of the Nevada Revised Statutes, and any provisions of an anti-takeover nature adopted by the Company or any of its Subsidiaries or contained in the Company’s Articles of Incorporation, Bylaws or the organizational documents of any of its Subsidiaries. In addition, the Stockholder hereby agrees, in his capacity as a director of the Company, to vote for the nomination and appointment of the Purchaser’s director representatives as set forth and as provided in Section 5.5 of the Purchase Agreement and to vote in such a manner as to enforce the Purchaser’s rights with respect to Section 5.8 of the Purchase Agreement.

The Stockholder hereby represents and warrants that, as of the date hereof: (1) the Stockholder is the legal, beneficial, or record holder of the Subject Common Stock; and (2)the Stockholder has full right, power, and capacity to grant and transfer to the Proxy Holders the voting and other rights represented hereby.

The Stockholder shall not to grant to any Person any proxy or enter into any voting agreement that is inconsistent with the rights and privileges granted to the Proxy Holders in this Irrevocable Proxy.

This Irrevocable Proxy is issued as a condition precedent to the execution and delivery by the Proxy Holders of the Purchase Agreement and the consummation of the transactions contemplated thereby. The Stockholder will obtain substantial and material benefits as a result of the consummation of the transactions contemplated by the Purchase Agreement. This Irrevocable Proxy is a material inducement to the Proxy Holders to execute and deliver the Purchase Agreement and to consummate the transactions contemplated thereby. This Irrevocable Proxy is coupled with an interest and is irrevocable by the Stockholder. This Irrevocable Proxy is effective as of the date hereof and shall terminate automatically and be of no further force and effect at such time as the Proxy Holders and their affiliates no longer have any rights under Sections 5.5 and 5.8 of the Purchase Agreement.

If any provision of this Irrevocable Proxy is adjudicated to be invalid or unenforceable, then such provision shall be deemed deleted and the remainder of this Irrevocable Proxy, nevertheless, shall remain unaffected and fully enforceable. Further, to the extent any provision herein is deemed unenforceable by virtue of its scope, but may be made enforceable by limitation thereof, the parties hereto agree the same shall, nevertheless, be enforceable to the full extent permissible. This Irrevocable Proxy shall be binding upon the heirs, personal representatives, executors, and assigns of the Stockholder.

This Irrevocable Proxy shall be enforced, governed by and construed in accordance with the laws of the State of Wisconsin without regard to principles of conflicts of laws.

Dated:      March 1, 2007

By:	/s/ Raymond L. Brickner III
Raymond L. Brickner III

Exhibit 5

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made as of this 29th day of October, 2007, by and among TONTINE CAPITAL OVERSEAS MASTER FUND, L.P., a Cayman Islands limited partnership (“TCPO” and a “Buyer”), TONTINE PARTNERS, L.P., a Delaware limited partnership (“TP” and a “Buyer”), TONTINE OVERSEAS FUND, LTD., a Cayman Islands exempted company (“TOF”, a “Buyer” and collectively with TCPO and TP, the “Buyers”), RAYMOND L. BRICKNER III (“Brickner” and a “Seller”), TERENCE P. FOX (“Fox” and a “Seller”), and DANIEL P. WERGIN (“Wergin”, a “Seller” and collectively with Brickner and Fox, the “Sellers”).

RECITAL

Each Seller wishes to sell to the Buyers and the Buyers wish to purchase from each Seller the number of shares of the common stock, $0.001 par value per share, of Tower Tech Holdings Inc., a Nevada corporation with its main office located in Manitowoc, Wisconsin (the “Company”), represented by the certificate numbers as set forth on Exhibit A attached hereto (all of such shares, in the aggregate, the “Stock”), all on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and agreements hereinafter set forth, the parties hereby agree as follows:

AGREEMENTS

SECTION 1. Sale and Purchase of Stock. On the terms and subject to the conditions hereinafter set forth, each Seller agrees to sell, transfer and assign the Stock, free and clear of all security interests, liens, claims, encumbrances, pledges, options, charges and restrictions (on transferability or otherwise), except for any restrictions on transfer arising pursuant to the Securities Act of 1933, as amended (the “Securities Act”), to the Buyers and the Buyers agree to purchase the Stock from each Seller as set forth on Exhibit A attached hereto. The purchase price for the Stock shall be $6.00 per share and shall equal the aggregate of the dollar amounts identified as the purchase price set forth on Exhibit A attached hereto (the “Purchase Price”).

SECTION 2. Closing.

(a)           Subject to the terms of this Agreement, the closing of the purchase and sale of the Stock (the “Closing”) shall be held on the date hereof, or such other time as may be mutually agreed to by the Buyers and each Seller (the “Closing Date”), at the offices of Barack Ferrazzano Kirschbaum & Nagelberg LLP, 200 West Madison Street, Suite 3900, Chicago, Illinois 60606 or at such other location or by such other method (including exchange of signed documents) as may be mutually agreed to by the Buyers and each Seller.

(b)           At the Closing: (i) each Seller shall deliver the certificates representing the Stock, together with duly executed Assignments Separate from Certificate, to the Company’s transfer agent (the “Transfer Agent”), together with such other documents requested by the Transfer Agent, including irrevocable transfer instructions acceptable to the Buyers in their reasonable discretion (the “Transfer Instructions”) as may be necessary for the transfer of record ownership of the Stock to the Buyers on the stock records of the Company; (ii) upon the Buyers’ receipt of confirmation reasonably satisfactory to the Buyers from the Transfer Agent that the Transfer Agent is prepared to transfer record ownership of the Stock to the Buyers in accordance with Clause (i) of this paragraph, the Buyers shall deliver the Purchase Price in immediately available funds to each Seller in the respective amounts shown on Exhibit A attached hereto by certified cashier’s check payable to each Seller or by wire transfer to an account designated by each Seller to the Buyers in writing at least two (2) business days prior to the Closing Date; and (iii) upon the Buyers’ delivery of the Purchase Price and in accordance with the Transfer Instructions, the Transfer Agent shall take such action, as may be reasonably necessary to transfer record ownership of the Stock to the Buyers on the stock transfer records of the Company.

SECTION 3. Representations and Warranties of each Seller. Each Seller hereby represents and warrants to the Buyers as follows:

(a)           Ownership of Stock. Each Seller is the sole lawful and beneficial owner of the Stock as set forth on Exhibit A and the Stock is free and clear of any security interest, claim, lien, pledge, option, encumbrance, or restriction (on transferability or otherwise) whatsoever, except for any restrictions on transfer arising pursuant to the Securities Act in law or in equity, and except with respect to that certain Right of First Offer/Refusal Letter Agreement dated March 1, 2007, as applicable, and the delivery to the Buyers of the Stock in the manner set forth in this Agreement will convey to the Buyers lawful, valid, and indefeasible title thereto, free and clear of any security interest, claim, lien, pledge option, encumbrance, or restriction (on transferability or otherwise) whatsoever, except for any restrictions on transfer arising pursuant to the Securities Act.

(b)           Enforceability. This Agreement constitutes the legal, valid and binding obligation of each Seller enforceable against each Seller in accordance with its terms, except as such enforceability may be limited by: (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws in effect that limit creditors’ rights generally; (ii) equitable limitations on the availability of specific remedies; and (iii) principles of equity (regardless of whether such enforcement is considered in a proceeding in law or in equity).

(c)           Brokers and Finders. None of the Sellers nor any person acting on behalf of any Seller has employed any broker, agent or finder or incurred any liability for any brokerage fees, agents’ commissions or finders’ fees in connection with the transactions contemplated herein.

(d)           No Conflicts. The execution, delivery and performance of this Agreement, as well as the consummation of the transactions contemplated hereby, will not (i) require any of the Sellers to obtain the consent or approval of, or make any filing with, any person or public authority; (ii) constitute or result in a breach or violation of, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on the Stock pursuant to any terms and provisions of any agreement or instrument to which any of the Sellers or, to each Seller’s knowledge, the Company, is a party to or by which

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the Stock is bound; or (iii) violate any law, regulation, judgment, ruling, injunction or order applicable to the Seller or by which the Stock is bound.

(e)           Authority. Each of the Sellers has the legal competence, full power, and authority to enter into, deliver, and perform this Agreement and to consummate the transactions contemplated herein.

(f)            No Litigation. Except as disclosed on Schedule 4.7 to that certain Securities Purchase Agreement dated as of August 22, 2007, by and among Buyers and the Company (the “Company SPA”), there is no litigation or proceeding, in law or in equity, and there are no proceedings or governmental investigations before any commission or other administrative authority pending or, to the knowledge of each Seller, threatened against any Seller or the Company that challenges or may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated by this Agreement.

(g)           SEC Documents; Financial Statements of the Company.

(i)            Except as disclosed on Schedule 4.5 to the Company SPA, since December 31, 2006, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”)  (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents (other than exhibits to such documents) incorporated by reference therein, being hereinafter referred to herein as the “SEC Documents”), or has timely filed for a valid extension of such time of filing and has filed any such SEC Documents prior to the expiration of any such extension. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii)           As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with United States generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes, year end adjustments or may be condensed or summary statements) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

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(h)           Anti-Takeover Protections. As of the date hereof, the Company had less than 200 “stockholders of record” and is not considered a “resident domestic corporation” for purposes of §78.411 through §78.444 of the Nevada Revised Statutes. In addition, the Company has opted out of the provisions of the Nevada Revised Statutes pertaining to the acquisition of a controlling interest (§78.378 to §78.3793).

SECTION 4. Representations and Warranties of the Buyers. Each Buyer hereby represents and warrants to each Seller as follows:

(a)           Enforceability. This Agreement constitutes the legal, valid and binding obligation of such Buyer enforceable against such Buyer in accordance with its terms, except as such enforceability may be limited by: (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws in effect that limit creditors’ rights generally; (ii) equitable limitations on the availability of specific remedies; and (iii) principles of equity (regardless of whether such enforcement is considered in a proceeding in law or in equity).

(b)           Disclosure. Such Buyer has received all requested information from each Seller necessary to make a decision to buy the Stock.

(c)           Authority. Such Buyer has the full power and authority to enter into, deliver, and perform this Agreement and to consummate the transactions contemplated herein.

(d)           No Conflicts. The execution, delivery and performance of this Agreement, as well as the consummation of the transactions contemplated hereby, will not (i) require such Buyer to obtain consent or approval of any person or public authority, except as provided in this Agreement, (ii) constitute or result in a breach or violation of, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement or instrument to which such Buyer is a party; or (iii) violate any law, regulation, judgment, ruling, injunction or order applicable to such Buyer.

(e)           Investment Representations.

(i)            Such Buyer confirms that: (A) the Stock will be acquired by such Buyer for investment only, for its own account and not as a nominee or agent and not with a view to the sale or distribution of any part thereof in violation of applicable Federal and state securities laws; and (B) such Buyer has no current intention of selling, granting participation in or otherwise distributing the Stock in violation of applicable Federal and state securities. By executing this Agreement, such Buyer further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person, or to any third person, with respect to any of the Stock in violation of applicable Federal and state securities laws.

(ii)           Such Buyer understands that the Stock has not been registered under the Securities Act on the basis that the sale provided for in this Agreement is exempt from registration under the Securities Act and that each Seller’s reliance on such exemption is predicated on the representations and warranties of such Buyer set forth herein.

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(iii)         Such Buyer represents that it is an “Accredited Investor” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act, and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its purchase of the Stock. Such Buyer further represents that it is familiar with the business and financial condition, properties and operations of the Company, as described in the Company’s filings with the Securities and Exchange Commission, and that it has had, during the course of the transactions contemplated hereby and prior to its purchase of Stock, the opportunity to ask questions of, and receive answers from, the Company concerning its purchase of the Stock. Such Buyer has made such independent investigation of the Company as such Buyer deems to be necessary or advisable in connection with this investment.

(iv)          Such Buyer represents that it will not sell, transfer or otherwise dispose of the Stock without registration under the Securities Act and applicable state securities laws, or an exemption therefrom. Such Buyer understands that, in the absence of an effective registration statement covering the Stock or an available exemption from registration under the Securities Act and applicable state securities laws, the Stock must be held indefinitely. In particular, such Buyer acknowledges that it is aware that the Stock may not be sold pursuant to Rule 144 promulgated under the Securities Act unless all of the conditions of such rule are met. Among the current conditions for use of Rule 144 by certain holders is the availability to the public of current information about the Company, and such information may not be available.

(v)            Such Buyer represents that it (A) is capable of bearing the economic risk of holding the unregistered Stock for an indefinite period of time and has adequate means for providing for its current needs and contingencies, (B) can afford to suffer a complete loss of this investment and (C) understands all risk factors related to the purchase of the Stock.

(vi)          Such Buyer understands that the purchase of the Stock involves a high degree of risk, that while there is an established market for the Stock, the average trading volume is too low to effectively support sale of all or a significant portion of the Stock at one time in the open market.

(f)            Brokers and Finders. Such Buyer or any person acting on behalf of such Buyer has not employed any broker, agent or finder or incurred any liability for any brokerage fees, agents’ commissions or finders’ fees in connection with the transactions contemplated herein.

(g)           No Litigation. There is no litigation or proceeding, in law or in equity, and there are no proceedings or governmental investigations before any commission or other administrative authority pending or, to the knowledge of such Buyer, threatened against such Buyer that challenges or may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated by this Agreement.

SECTION 5. Legends; Stop Transfer.

(a)           Legend. The Buyers acknowledge that all certificates evidencing the Stock shall bear the following legend:

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“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”). THE SHARES MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE CORPORATION.”

(b)           State Legends. The certificates evidencing the Stock shall also bear any legend required by any applicable state securities law.

(c)           Stop Transfer. The Buyers acknowledges that the Company shall be entitled to make a notation regarding the restrictions on transfer of the Stock in its stock books, and the Stock shall be transferred on the books of the Company only if transferred or sold pursuant to an effective registration statement under the Securities Act and applicable state securities laws or pursuant to an available exemption from registration under the Securities Act and applicable state securities laws and an opinion of counsel reasonably satisfactory to the Company and its counsel that registration is not required.

SECTION 6. Conditions Precedent to Obligations of the Buyers. The obligation of the Buyers to purchase the Stock is conditioned upon:

(a)           Representations and Warranties. The truth and accuracy in all material respects of the representations and warranties of each Seller set forth in Section 3 as of the date when made, and at the Closing as though made on the Closing Date (except for representations and warranties that relate to a particular date, which shall be true and accurate as of such date).

(b)           Covenants. The performance, on or prior to the Closing Date, by each Seller of all other obligations and covenants required to be performed or to be complied with by each Seller under this Agreement.

SECTION 7. Conditions Precedent to Obligations of each Seller. The obligations of each Seller hereunder are conditioned upon:

(a)           Representations and Warranties. The truth and accuracy in all material respects of the representations and warranties of the Buyers set forth in Section 4 as of the date when made, and at the Closing as though made on the Closing Date (except for representations and warranties that relate to a particular date, which shall be true and accurate as of such date).

(b)           Covenants. The performance, on or prior to the Closing Date, by the Buyers of all obligations and covenants required to be performed or to be complied with by the Buyers under this Agreement.

SECTION 8. Survival of Representations. All representations, warranties, and agreements made in this Agreement, or pursuant hereto, shall survive the Closing and any investigation at

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any time made by or on behalf of the parties for a period of three (3) years following the Closing Date.

SECTION 9. The Sellers’ Efforts. At any time, and from time to time, each Seller shall, without further consideration, execute and deliver such other instruments of transfer or other documents, and shall otherwise cooperate and use reasonable efforts to cause to be timely fulfilled the conditions and covenants set forth in this Agreement.

SECTION 10. Notices. Any notices required or permitted to be given hereunder shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier (including a recognized overnight delivery service) or by facsimile and shall be effective five days after being placed in the mail, if mailed by regular United States mail, or upon receipt, if delivered personally or by courier (including a recognized overnight delivery service) or by facsimile, in each case addressed to a party. The addresses for such communications are set forth on the signature page to the Agreement. Each party shall provide notice to the other party of any change in address.

SECTION 11. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Wisconsin.

SECTION 12. Entire Agreement. This Agreement supersedes any and all oral or written agreements heretofore made relating to the subject matter hereof and constitutes the entire agreement of the parties relating to the subject matter hereof. This Agreement may be amended only by a writing executed by the Buyers and by the Sellers.

SECTION 13. No Implied Rights or Remedies. Except as otherwise expressly provided herein, nothing herein expressed or implied is intended or shall be construed to confer upon or to give any person, other than the Buyers and the Sellers, any rights or remedies under or by reason of this Agreement.

SECTION 14. No Waiver, Etc. No failure on the part of any of the parties hereto to exercise, no delay in exercising and no course of dealing with respect to, any right or remedy hereunder will operate as a waiver thereof. No single or partial exercise of any right or remedy hereunder will preclude any other further exercise thereof or the exercise of any other right or remedy.

SECTION 15. Headings. The headings in this Agreement are inserted for convenience of reference only and shall not be a part of or control or affect the meaning of this Agreement.

SECTION 16. Successors and Assigns. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs and legal representatives.

SECTION 17. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and shall become effective when counterparts have been signed by each party and delivered to the parties hereto. This Agreement, once executed by a party, may be delivered to

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the other parties hereto by electronic transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

SECTION 18. Expenses. Irrespective of whether the Closing is effected, each Buyer and each Seller shall pay the respective costs and expenses that they incur with respect to the negotiation, execution, delivery and performance of the Agreement, including all fees and expenses of agents, representatives, counsel and accountants.

SECTION 19. Knowledge. The term “knowledge” as used herein shall mean the actual knowledge after due inquiry of each Seller.

[The Remainder of this Page is Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

BUYERS:

TONTINE CAPITAL OVERSEAS MASTER FUND,
L.P.

By:	Tontine Capital Overseas GP, LLC, its general partner

By:	/s/ Jeffrey L. Gendell
Jeffrey L. Gendell, as managing member

55 Railroad Avenue, 1st Floor
Greenwich, Connecticut 06830

TONTINE PARTNERS, L.P.

By:	Tontine Management, LLC, its general partner

By:	/s/ Jeffrey L. Gendell
Jeffrey L. Gendell, as managing member

55 Railroad Avenue, 1st Floor
Greenwich, Connecticut 06830

TONTINE OVERSEAS FUND, LTD.

By:	Tontine Overseas Associates, L.L.C., its investment advisor

By:	/s/ Jeffrey L. Gendell
Jeffrey L. Gendell, as managing member

55 Railroad Avenue, 1st Floor
Greenwich, Connecticut 06830

S-1

SELLERS:

/s/ Raymond L. Brickner III
Raymond L. Brickner III

Address:

/s/ Terence P. Fox
Terence P. Fox

Address:

/s/ Daniel P. Wergin
Daniel P. Wergin

Address:

S-2

EXHIBIT A

Stock

Owner	Certificate Number	Number of Shares	Buyer	Purchase Price
Raymond L. Brickner, III		1,000,000	TP	$6,000,000

Terence P. Fox		309,572	TP	$1,857,432

Terence P. Fox		40,428	TCPO	$242,568

Daniel P. Wergin		159,572	TCPO	$957,432

Daniel P. Wergin		200,000	TOF	$1,200,000

A-1